SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

At the 48th Ordinary General Meeting of Shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 20, 2009, the following agenda was approved by the shareholders of KEPCO;

Agenda 1*

Shareholders’ approval of the proposed non-consolidated balance sheets, income statements and the statement of disposition of deficit as of or for the fiscal year ended December 31, 2008, each prepared in accordance with generally accepted accounting principles in Korea, or Korean GAAP.

Agenda 2**	Shareholders’ approval of maximum limit of remuneration for the Standing Directors
Agenda 3***	Shareholders’ approval of amendment to the Articles of Incorporation

*	Incorporation by reference is made to KEPCO’s Form 6-K on the agenda 1 filed with the U.S. Securities and Exchange Commission on March 19, 2009, which is available at www.sec.gov.

**	Amended and approved maximum limit of remuneration for the Standing Directors

	Before Change	After Change
in millions of KRW	2,144	2,074

***	Incorporation by reference is made to KEPCO’s Form 6-K on the agenda 3 filed with the U.S. Securities and Exchange Commission on March 4, 2009, which is available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: March 20, 2009